October 2, 2020

Ms. Anne Nguyen Parker

Office Chief

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Knightscope, Inc.

Amendment No. 2 to

Offering Statement on Form 1-A

Filed September 18, 2020

File No. 024-11238

Dear Ms. Parker:

We acknowledge receipt of the comments in your letter dated September 29, 2020 regarding the Offering Statement of Knightscope, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 2 to Form 1-A filed September 18, 2020

Cover Page

1.	It appears that the aggregate offering price of this offering plus the aggregate sales attributable to all the securities sold within the past 12 months exceeds $50 million. Please refer to Rule 251(a) of Regulation A and General Instruction I to Form 1-A, and reduce the amount of securities offered to not exceed $50 million.

The Company has reduced the amount of securities offered and revised the “Dilution” and “Use of Proceeds” sections of the Offering Circular accordingly.

Dilution, page 12

2.	We have read your response to prior comment 1 and the updated disclosure in your amendment. Please revise your disclosure to calculate dilution using net tangible book value rather than tangible book value. You may refer to Item 506 of Regulation S-K. Further, since you have not provided June 30, 2020 financial information in your filing, please provide the supporting financial information that you used in your calculation.

The Company has revised the disclosure to use net tangible book value based on the unaudited data filed in its semiannual report on Form 1-SA. In addition, the Company has updated the disclosure to include June 30, 2020 unaudited financial statements and financial information.

Thank you again for the opportunity to respond to your questions to the Offering Statement of Knightscope, Inc. If you have additional questions or comments, please contact me at jeanne@crowdchecklaw.com.

Sincerely,

/s/ Jeanne Campanelli

Jeanne Campanelli

Partner

CrowdCheck Law LLP

cc:	William Santana Li

Chief Executive Officer

Knightscope, Inc.